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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                 SCHEDULE 13G



                   Under the Securities Exchange Act of 1934
                            (Amendment No._2____)*

                              Herman Miller, Inc.
------------------------------------------------------------------------------
                               (Name of Issuer)


                                 Common Stock
------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   600544100
                        ------------------------------
                                (CUSIP Number)


Check the following box if a fee is being paid with this statement [_]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.)(See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SEC 1745 (10-88)

-------------------------                                     ------------------
CUSIP NO.  600544100                                          Page 2 of 5 Pages
-------------------------                                     ------------------

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS.
 1.   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

      ARIEL CAPITAL MANAGEMENT, INC.      John W. Rogers, Jr.
      IRS ID # 36-3219058                 SSN # ###-##-####

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
 2.                                                             (a) [_]
      Not Applicable                                            (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3.


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4.

      Illinois Corporation
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5.
     NUMBER OF
                          Ariel -  5,683,340                   Rogers - 0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6.

     OWNED BY             Ariel -          0                   Rogers - 0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7.
    REPORTING
                          Ariel -  6,244,860                   Rogers - 0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8.
                          Ariel -          0                   Rogers - 0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9.
                          Ariel - 6,256,085                    Rogers - 0
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10.

                          Not Applicable
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11.

                          Ariel - 6,256,085 /76,814,637= 8.14% Rogers - 0%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON *(SEE INSTRUCTIONS)
12.
                          Ariel - IA                           Rogers - HC
------------------------------------------------------------------------------


                     *SEE INSTRUCTIONS BEFORE FILING OUT!

* This report is being made on behalf of John W. Rogers, Jr., Chairman and Chief Executive Officer and principal shareholder of Ariel Capital Management, Inc., who may be deemed to have beneficial ownership of the securities of the issuer. Mr. Rogers disclaims beneficial ownership of shares held by Ariel Capital Management, Inc.

                                                                 Date:  12/31/00
                                                                        --------
                                                                     Page 3 of 5

Item 1(a)      Name of Issuer

               Herman Miller
               -------------------------

Item 1(b)      Address of Issuer's Principal Executive Offices

               855 East Main Avenue, Zeeland, MI 49464-0302
               ------------------------------------------------------------

Item 2(a)      Name of Person Filing

               Ariel Capital Management, Inc.
               ------------------------------

Item 2(b)      Address of Principal Business Office:

               200 East Randolph Drive, Suite 2900, Chicago, IL 60601
               --------------------------------------------

Item 2(c)      Citizenship:

               an Illinois corporation
               -----------------------

Item 2(d)      Title of Class of Securities:

               Common Stock
               -------------

Item 2(e)      CUSIP Number

               600544100
               ---------

Item 3. This statement is filed pursuant to 13d-1(b) or 13d-2(b) and the person filing is an investment adviser registered under section 203 of the Investment Advisers Act of 1940.


Item 4.        Ownership.

               (a)  Amount beneficially owned:

               (See Page 2, No. 9)
               -------------------

                                                                Date:   12/31/00
                                                                        --------
                                                                     Page 4 of 5

               (b)  Percent of class:

                    (See Page 2, No. 11)
                    --------------------

               (c)  Number of shares as to which the person has:
                    (i) Sole power to vote or to direct the vote (See Page 2, No. 5)
                              -------------------

                    (ii) Shared power to vote or to direct the vote (See Page 2, No. 6)
                              -------------------

                    (ii) Sole power to dispose or to direct the disposition of (See Page 2, No. 7)
                                              -------------------

                    (iii) Shared power to dispose or to direct the disposition of (See Page 2, No. 8)
                                              -------------------


Item 5.   Ownership of Five Percent or Less of a Class.

               If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [_]


Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

               All securities reported upon this Schedule are owned by investment advisory clients of Ariel Capital Management, Inc., no one of which to the knowledge of Ariel Capital Management, Inc. owns more than 5% of the class.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

          Not Applicable
          --------------

Item 8.   Identification and Classification of Members of the Group.

          Not Applicable
          ---------------

Item 9.   Notice of Dissolution of a Group

          Not Applicable
          --------------


Item 10.  Certification

               By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                                                Date:   12/31/00
                                                                        --------
                                                                     Page 5 of 5



                                   SIGNATURE

     The undersigned hereby agree that this statement is being filed on behalf of each of them and hereby certify, after reasonable inquiry and to the best of their knowledge and belief, that the information set forth in this statement is true, complete and correct.


                                   ARIEL CAPITAL MANGEMENT, INC.


                                   By: /s/ Eric T. McKissack
                                       ----------------------------------
                                           Eric T. McKissack
                                           Co-Chief Investment Officer and
                                           Senior Vice President


                                   JOHN W. ROGERS, JR.*
                                   --------------------
                                   JOHN W. ROGERS, JR.


                                   *By: /s/ Eric T. McKissack
                                        ----------------------
                                            Eric T. McKissack


DATED:  April 3, 2000
        -------------

     * Eric T. McKissack signs this document on behalf of John W. Rogers, Jr. pursuant to the power of attorney attached as Exhibit 1 to the Schedule 13G filed with the Securities and Exchange Commission on or about January 10, 1994, on behalf of Ariel Capital Management, Inc. and John W. Rogers, Jr. with respect to Oshkosk B'Gosh, Incorporated, which said power of attorney is hereby incorporated by reference.